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EXHIBIT 99.1

    Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America.

Name	Position with Cascade	Principal Employment and Business Address

Michael Larson	Manager (and executive officer)	Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033
William H. Gates III	Member (and controlling person)	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052

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EXHIBIT 99.1